USVC

Q2 2026 repurchase window is now open

Hi

The Q2 2026 repurchase window is now open. USVC's board approved repurchases of up to 5% of the fund's current total net assets.

You may submit a repurchase request through July 28, 2026, at 11:59 PM ET.

After the deadline, requests will be reviewed and fulfilled according to the terms of the offer. If total requests exceed the approved amount, your request may be only partially fulfilled. We will notify you of your final allocation.

You may edit or cancel your request in your repurchase dashboard any time before the deadline.

Submit a repurchase request

For complete details, please visit your repurchase dashboard.

Regards,
Erik Syvertsen
Chairman, USVC